UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated May 5, 2011.

This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: May 5, 2011

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES A DEFINITIVE MERGER AGREEMENT WITH CRUDE CARRIERS CORP., THE ACQUISITION OF M/V CAPE AGAMEMNON, AN INCREASE IN THE SPONSOR’S INVESTMENT IN THE PARTNERSHIP BY 7.1 MILLION UNITS AND FIRST QUARTER 2011 FINANCIAL RESULTS
ATHENS, GREECE, May 5, 2011 -Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, today announces two important transactions, an increase in the investment of our Sponsor, Capital Maritime and Trading Corp. (“Capital Maritime”) in the Partnership and releases its financial results for the first quarter ended March 31, 2011.

Merger Agreement with Crude Carriers Corp.

The Partnership is pleased to announce that on May 5, 2011 it entered into a definitive agreement to merge with Crude Carriers Corp. in a unit for share transaction.  The exchange ratio is 1.56 CPLP units for each Crude Carriers Corp. (“CRU”) share, which equates to a value of $17.58 per CRU share based on CPLP’s closing unit price of $11.27 on May 4, 2011.

Each of CPLP and CRU established Special Committees, consisting entirely of independent directors, to negotiate the terms of the merger agreement, and each of the Special Committees has approved the transaction and recommended it to their respective boards of directors, which unanimously approved the transaction. The transaction is subject to customary closing conditions, including a class vote by the holders of common stock of CRU.  Each of the CRU management team, Evangelos Marinakis, Chairman of the Board and CEO, Ioannis Lazaridis, President, Gerasimos Kalogiratos, CFO, and Crude Carriers Investments Corp., holder of all of the Class B Common Stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favor of the transaction.

CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership. Importantly, CPLP will also remain a corporation for US tax purposes and unitholders will continue to receive 1099 forms.

The combination of the two entities will result in CPLP becoming a leader in the product and crude tanker sectors and owning a large, diversified, ultra modern high specification tanker fleet.   After the transaction is consummated, CPLP is expected to be the eighth largest US listed tanker shipping company by dwt, and will have the youngest fleet among US listed tanker companies, with an average age (weighted by dwt) of 3.2 years as of May 5, 2011. The combined fleet will be commercially and technically managed by our Sponsor, Capital Maritime, which allows the Partnership to benefit from Capital Maritime’s strong relationships with oil majors and major traders. as well as its established safety and technical track record in both the product and crude tanker space The Partnership will also continue to benefit from our Sponsor’s cost efficient, high quality technical management.

Acquisition of M/V Cape Agamemnon
In addition, on May 5, 2011, the Partnership agreed to acquire the dry cargo vessel M/V ‘Cape Agamemnon’ (179,221 dwt, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea), including a 10 year time charter at a substantial premium to current market levels, from Capital Maritime for a total consideration of $98.5 million.

The time charter to Cosco Bulk Carrier Co. Ltd (“COSCO Bulk”), an affiliate of the COSCO Group and one of the largest dry bulk charterers globally, commenced in July 2010, and the earliest expiry under the charter is June 2020. The gross charter rate is $53,100 ($50,445 net) per day until July 2015 and from July 2015 until the end of the term $33,100 gross ($31,445 net) per day.

The Partnership will issue 7.1 million units to Capital Maritime based on a $10.35 price per unit, as part of the consideration for the acquisition of M/V Cape Agamemnon and pay $25 million in cash funded from a new credit facility provided by Credit Agricole Emporiki Bank. The new facility is non-amortizing until March 2013 and is priced at LIBOR plus 3.25%.

Subject to the successful completion of the merger and the acquisition of the M/V Cape Agamemnon, the combined fleet will be 2.2 million dwt and will consist of 2 VLCCs, 4 Suezmaxes, 18 MR Product tankers, 2 smaller product tankers and one Capesize dry cargo vessel.

Following completion of the merger and the acquisition of the M/V Cape Agamemnon, CPLP unitholders will own approximately 65% of the combined entity and CRU shareholders will own approximately 35% of the combined entity.  As a result of the two transactions,  the shareholders of Capital Maritime will own approximately 32% of the combined entity including its General Partner interest.

First Quarter 2011 Financial Results
The Partnership’s net income for the quarter ended March 31, 2011, was $2.4 million, or $0.06 per limited partnership unit, which is at the same level as in the previous quarter ended December 31, 2010, and $0.19 lower than the $0.25 per unit in the first quarter of 2010.

Operating surplus for the quarter ended March 31, 2011 remained at $9.1 million, approximately the same level as in the previous quarter, which is $2.6 million lower than the $11.7 million in the first quarter of 2010. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Revenues for the first quarter of 2011 were $27.7 million, compared to $33.5 million in the first quarter of 2010. The Partnership’s revenues reflect the lower charter rates at which it re-chartered a number of its vessels, the original charters of which were fixed during 2006 - 2008 and expired during 2010.

Total operating expenses for the first quarter of 2011 were $17.2 million compared to $17.8 million in the first quarter of 2010.  Total operating expenses for the first quarter of 2011 included $7.0 million in fees for the commercial and technical management of the fleet paid to a subsidiary of our Sponsor, Capital Maritime, $8.1 million in depreciation and $1.3 million in general and administrative expenses, of which $0.6 million was a non-cash charge related to the Omnibus Incentive Compensation Plan.

Net interest expense and finance cost for the first quarter of 2011 amounted to $8.1 million compared to $7.9 million for the first quarter of 2010.

As of March 31, 2011, the Partnership’s long-term debt remained unchanged, compared to December 31, 2010 at $474.0 million, and Partners’ Capital stood at $238.6 million.

Market Commentary
Overall, average product tanker spot earnings for the first quarter 2011 continued to improve, when compared to full year 2010 and the latter part of 2009, as increased demand for the transportation of oil products towards the end of the quarter pushed spot market rates in the West close to a two year high.

Demand for longer period charter rates was firmer and resulted in higher-term charter rates, reflecting owners’ and charterers’ positive expectations for product tanker demand going forward. Supply of newbuilding product tankers going forward remains limited compared to other tanker sectors, while slippage and cancellations could reduce supply further.

The Suezmax spot market experienced seasonal recovery in the first two months of the quarter, but refinery maintenance season, increased bunker prices and increased supply of tonnage weighed on spot rates from March onwards.

Fleet Developments
The M/T Axios (2007 Build, Hyundai Mipo 47,823 DWT, Ice Class 1A) was fixed at a gross daily charter rate of $13,500 to Petrobras for 12 months (+/- 30 days). The charter commenced on March 4, 2011, and the earliest expected redelivery is February 2012. The vessel was previously fixed with Capital Maritime, our Sponsor, for a period of 12 months, which terminated on March 2, 2011.

The charter of M/T Agisilaos with Capital Maritime was extended for an additional period of three months (+/-30 days). The M/T Agisilaos (2006 Built, Hyundai Mipo 36,760 DWT, Ice Class 1A) was originally fixed to Capital Maritime at a gross daily charter rate of $12,000 ($11,850 net) for 12 months (+/- 30 days) in March 2010, with a 50/50 profit share on revenues earned for breaching the Institute Warranty Limits. The three month extension is fixed at a gross daily charter rate of $13,000 ($12,837 net) with the same 50/50 profit share arrangement. The earliest expected redelivery is May 2011.

The M/T Avax (2007 Hyundai Mipo 47,834 dwt Ice Class 1A) was fixed at a gross daily charter rate of $14,000 to Capital Maritime for 12 months (+/-30 days).  The charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits.  The charter will commence upon redelivery of the vessel from the previous charterer, expected later in May, and the earliest expected redelivery under the new charter is April 2012.

The M/T Akeraios (2007 Hyundai Mipo 47,781 dwt Ice Class 1A) was also fixed at a gross daily charter rate of $14,000 to Capital Maritime for 12 months (+/-30 days).  The charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the International Warranty Limits.  The charter commences in June upon redelivery from the previous charterer, and the earliest expected redelivery under the charter is May 2012.

Quarterly Cash Distribution
On April 21, 2011, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per unit for the first quarter of 2011, in line with management’s annual guidance. The first quarter 2011 distribution will be paid on May 16, 2011 to unit holders of record on May 9, 2011.

Management Commentary
Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented: “We are delighted to announce our merger agreement with Crude Carriers Corp. and the acquisition of the M/V Cape Agamemnon. These two transactions are accretive to distributable cash flow per unit and strengthen the Partnership’s balance sheet, providing an excellent basis for longer-term distribution growth that will benefit both the existing and the new unitholders of CPLP.

As a result, CPLP becomes one of the larger US listed tanker companies, with a market capitalization of approximately $800 million, and a public float in excess of $500 million. CPLP will own and operate the youngest tanker fleet amongst US listed companies, benefiting from a strong Sponsor with a proven safety and commercial track record.  Following the transaction, CPLP should have enhanced market access, which, combined with its strong platform in the products and crude markets, is expected to create significant growth opportunities.

Consistent with the Partnership’s current business model, CPLP intends to gradually reduce its crude spot market exposure from the Crude Carriers acquisition over the next 6 to 18 months as the crude market recovers and opportunities arise, by entering into fixed period charter contracts for CRU’s 2 VLCCs and 3 Suezmax vessels, which are currently employed in the spot market.

The acquisition of the M/V Cape Agamemnon is a unique opportunity for the Partnership to take advantage of a highly attractive charter with a top rated dry cargo charterer, COSCO Bulk.  CPLP does not currently intend to expand further into the dry bulk business.

The Partnership expects to continue to benefit from a sustained recovery in the product tanker market, as it expects the recent trend of increasing spot and period rates to continue.  Demand for product tankers continues to increase, particularly in the Atlantic Basin, and sector fundamentals have been supported by relatively small increases in vessel supply. We also remain confident of the longer term fundamentals in the crude tanker market, especially due to the emergence and continued strength of Asian crude oil imports.

During this quarter we have increased our charter coverage by fixing the ‘Axios’ to Petrobras for 12 months at an improved rate, thus extending our relationship with the oil major. Capital Maritime continued to demonstrate its commitment to the Partnership through the chartering of ‘Avax’ and ‘Akeraios’ at attractive improved charter rates and the extension of the charter of the ‘Agisilaos’ by three months at an increased rate.”

Mr. Lazaridis concluded: “We are excited about the steps we announced today to further strengthen the Partnership, as well as our Sponsor’s increased commitment and confidence in the prospects of CPLP, following its agreement to receive 7.1 million units in the Partnership worth in excess of $73 million as part consideration for the M/V Cape Agamemnon. We believe that our future distribution growth will be significantly enhanced through the combination of the transactions.”

Advisors to the Transactions
Evercore Partners is the financial advisor to the CPLP Special Committee, with respect to the merger and M/V Cape Agamemnon transaction, and Akin Gump Strauss Hauer & Feld LLP served as legal advisor on these transactions.  Jefferies & Co. served as the financial advisor to the CRU Special Committee, while Jones Day served as legal counsel to the CRU Special Committee with respect to the CRU merger. Sullivan & Cromwell LLP was the legal advisor to Capital Maritime on these transactions.

Conference Call and Webcast
Today, May 5th 2011, at 10:00 a.m. Eastern Daylight Time (U.S.), the Partnership will host an interactive conference call jointly with Crude Carriers Corp.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 12, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#

Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding the proposed merger with Crude Carriers Corp., including the expected size of the combined company and fleet, the effect on our distribution and growth capabilities, the acquisition of the M/V Cape Agamemnon, developments in the markets and the expected commencement and redelivery of our charters, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 21 vessels, including 18 modern MR tankers, two small product tankers and one Suezmax crude oil tanker. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalmaritime.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended March 31,
	2011	2010

Revenues	$21,425	$32,333
Revenues – related party	6,229	1,152
Total Revenues	27,654	33,485

Expenses:
Voyage expenses	735	1,793
Vessel operating expenses - related party	7,048	7,171
Vessel operating expenses	-	482
General and administrative expenses	1,292	630
Depreciation	8,117	7,712
Operating income	10,462	15,697
Other income (expense), net:
Interest expense and finance cost	(8,225)	(8,258)
Interest and other income	156	341
Total other (expense), net	(8,069)	(7,917)
Net income	2,393	7,780
Less:
Net income attributable to CMTC operations	-	(1,005)
Partnership’s net income	$2,393	$6,775
General Partner’s interest in Partnership’s net income	$48	$136
Limited Partners’ interest in Partnership’s net income	$2,345	$6,639
Net income per:
● Common unit (basic and diluted)	0.06	0.25
Weighted-average units outstanding:
● Common units (basic and diluted)	37,150,983	27,088,525

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

	March 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$34,618	$32,471
Trade accounts receivable	2,663	2,305
Due from related party	5	2
Prepayments and other assets	1,024	278
Inventory	185	83
Total current assets	38,495	35,139
Fixed assets
Vessels, net	699,222	707,339
Total fixed assets	699,222	707,339
Other non-current assets
Above market acquired bare-boat charter	7,450	8,062
Deferred charges, net	2,527	2,462
Restricted cash	5,250	5,250
Total non-current assets	714,449	723,113
Total assets	$752,944	$758,252

Liabilities and partners’ capital
Current liabilities
Current portion of long-term debt	$-	$-
Trade accounts payable	858	526
Due to related parties	5,872	4,544
Accrued liabilities	861	898
Deferred revenue	2,097	3,207
Total current liabilities	9,688	9,175
Long-term liabilities
Long-term debt	474,000	474,000
Deferred revenue	2,997	2,812
Derivative instruments	27,658	32,505
Total long-term liabilities	504,655	509,317
Total liabilities	514,343	518,492
Commitments and contingencies
Partners’ capital	238,601	239,760
Total liabilities and partners’ capital	$752,944	$758,252

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the three-month period ended March 31,
	2011	2010
Cash flows from operating activities:
Net income	$2,393	$7,780
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	8,117	7,712
Amortization of deferred charges	145	140
Amortization of above market acquired bare-boat charter	612	-
Equity compensation expense	603	-
Changes in operating assets and liabilities:
Trade accounts receivable	(358)	(1,593)
Due from related parties	(3)	(207)
Prepayments and other assets	(746)	74
Inventory	(102)	(132)
Trade accounts payable	222	876
Due to related parties	1,328	(591)
Accrued liabilities	(37)	(822)
Deferred revenue	(925)	(1,833)
Net cash provided by operating activities	11,249	11,404
Cash flows from investing activities:
Vessel acquisitions	-	(33,479)
Purchase of short-term investments	-	(41,929)
Maturity of short-term investments	-	29,025
Net cash (used in) investing activities	-	(46,383)
Cash flows from financing activities:
Proceeds from issuance of Partnership units		54,075
Expenses paid for issuance of Partnership units		(320)
Payments of related party debt/financing	-	(1,103)
Deferred expenses	(100)
Excess of purchase price over book value of vessels acquired from entity under common control	-	(9,521)
Distributions paid	(9,002)	(10,383)
Net cash (used in) / provided by financing activities	(9,102)	32,748

Net increase / (decrease) in cash and cash equivalents	2,147	(2,231)
Cash and cash equivalents at beginning of period	32,471	3,552
Cash and cash equivalents at end of period	$34,618	$1,321

Supplemental cash flow information
Cash paid for interest	$7,863	$7,910
Non-cash activities
Accrued offering expenses		607
Payable offering expenses		40
Payable deferred expenses	110
Reduction in deferred offering expenses		55
Net liabilities assumed by CMTC upon vessel contribution to the Partnership		21,634

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three-month period ended March 31, 2011.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2011

Net income	$ 2,393

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8,864
Deferred revenue	784
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,041

Replacement Capital Expenditures	(2,985)

OPERATING SURPLUS	9,056
Recommended reserves	(53)
AVAILABLE CASH	$ 9,003